

Mail Stop 3561

September 22, 2016

Mr. Robert S. Apatoff
President and Chief Executive Officer
3113 Woodcreek Drive
Downers Grove, Illinois 60515

      **Re: FTD Companies, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2015
            Response Dated August 29, 2016
            File No. 001-35901**

Dear Mr. Apatoff:

We have reviewed your August 29, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Financial Statements

Note 3. Segment Information, page F-22

1. We note your response to comment 5. Considering the "during 2015" references made throughout your response, please tell us if any of the information provided in your response has changed during fiscal 2016. Based upon our review of the management team included on your website, we note that you do not present a U.S. Consumer President but do present an Executive Vice President for U.S. Consumer Floral that oversees your U.S. Consumer Floral brands, FTD.com and ProFlowers, and an Executive Vice President for Gifting that formerly worked for Provide Commerce.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding the comment, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

Cc: Edward B. Winslow, Esq.
      Jones Day